UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 Commission File Number 1-6903

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

PROFIT SHARING PLAN FOR EMPLOYEES OF TRINITY INDUSTRIES, INC.
AND CERTAIN AFFILIATES AS RESTATED EFFECTIVE JANUARY 1, 2016 (FORMERLY THE PROFIT SHARING PLAN FOR EMPLOYEES OF TRINITY INDUSTRIES, INC. AND CERTAIN AFFILIATES AS RESTATED EFFECTIVE JANUARY 1, 2011)

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

2525 N. Stemmons Freeway
Dallas, Texas 75207-2401

Financial Statements and Supplemental Schedule

Profit Sharing Plan for Employees of Trinity Industries, Inc. and
Certain Affiliates as Restated Effective January 1, 2016 (formerly the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2011)

As of December 31, 2016 and 2015, and for the
Year Ended December 31, 2016

Profit Sharing Plan for Employees of Trinity Industries, Inc. and
Certain Affiliates as Restated Effective January 1, 2016 (formerly the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2011)

Financial Statements and Supplemental Schedule

As of December 31, 2016 and 2015, and
for the Year Ended December 31, 2016

Report of Independent Registered Public Accounting Firm

Retirement Plan Committee
Trinity Industries, Inc.
We have audited the accompanying statements of net assets available for benefits of the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2016 (formerly the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2011) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2016 (formerly the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2011) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2016’s (formerly the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2011) financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ ERNST & YOUNG LLP

Dallas, Texas
May 31, 2017

Profit Sharing Plan for Employees of Trinity Industries, Inc. and
Certain Affiliates as Restated Effective January 1, 2016 (formerly the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2011)
Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
	(in millions)
Assets
Plan's interest in Trinity Industries, Inc. Plan Master Trust, at fair value	$—	$319.3
Investments, at fair value	346.9	—

Receivables:
Participant contributions	0.6	0.7
Company contributions	14.6	18.0
Notes receivable from participants	14.7	14.4
	29.9	33.1
Total assets	376.8	352.4

Liabilities and Net Assets Available for Benefits
Excess contributions payable	0.7	0.5
Net assets available for benefits	$376.1	$351.9
See accompanying notes to financial statements.

Profit Sharing Plan for Employees of Trinity Industries, Inc. and
Certain Affiliates as Restated Effective January 1, 2016 (formerly the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2011)
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2016
(in millions)
Additions
Contributions:
Participants	$25.6
Company	14.6
40.2

Net investment loss in Trinity Industries, Inc. Plan Master Trust	(1.5)
Net appreciation in the fair value of investments	21.9
Interest and dividend income	3.7
Interest income on notes receivable from participants	0.5
Total additions	64.8

Deductions
Benefits paid to participants	39.9
Administrative expenses	0.7
Total deductions	40.6

Net increase	24.2

Net assets available for benefits at beginning of year	351.9
Net assets available for benefits at end of year	$376.1
See accompanying notes to financial statements.

Profit Sharing Plan for Employees of Trinity Industries, Inc. and
Certain Affiliates as Restated Effective January 1, 2016 (formerly the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2011)
Notes to Financial Statements

December 31, 2016

1. Description of the Plan
The following brief description of the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2016 (the "Plan"), formerly the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2011, is provided for general information only. Participants should refer to the plan document and Summary Plan Description for a more complete description of the Plan's provisions. In January 2016, the Plan was amended, restated and renamed, incorporating all previous amendments to the Plan.
General
The Plan is a defined contribution plan designed to comply with the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and is sponsored by Trinity Industries, Inc. (the "Company").
Great-West Trust Company ("Great-West") served as the plan trustee and recordkeeper of the Plan as of December 31, 2015. Effective July 1, 2016, the responsibilities of the plan trustee and recordkeeper were transfered to Wells Fargo Bank, N.A. (the "Trustee" and "Recordkeeper").
The Company and Great-West had entered into a Master Trust Agreement. Under the Master Trust Agreement, the Plan participated in the Trinity Industries, Inc. Plan Master Trust (the "Trinity Master Trust"). As of December 31, 2015, the Plan's interest in the Trinity Master Trust was 100%. Effective June 30, 2016 (the "Dissolution Date") the Trinity Master Trust was dissolved and the assets were transferred to and are owned directly by the Plan.
Administration of the Plan
The Plan is administered by the Retirement Plan Committee (the "Committee"), consisting of at least three persons who are appointed by a committee of the Board of Directors of the Company (the "Board"). The members of the Committee serve at the discretion of the Board, and any Committee member who is an employee of the Company does not receive compensation for their services. The expenses incurred by the Trustee in the performance of its duties, including the Trustee's compensation, and the expenses charged by the Recordkeeper of the Plan, are paid by the Plan unless paid by the Company. All other expenses are paid by the Company and are excluded from these financial statements.
Participation
Each employee of the Company is eligible to contribute to the Plan on the first day following the expiration of the 60-day period that begins on the employee's employment commencement date, and must meet the following additional requirements:
1.Must be in a unit of employees who are designated as eligible to participate in the Plan; and
2.Must not be included in a unit of employees covered by a collective bargaining agreement, unless benefits under the Plan were included in an agreement as a result of good faith bargaining.
Any non-union employee whose employment commences on or after January 1, 2007, and who does not make an election to either participate or not participate in the Plan, is automatically enrolled in the Plan on the first day following the expiration of the 60-day period that begins on the employee's employment commencement date.
Contributions
Each participant electing to contribute to the Plan agrees to contribute not less than 1% nor more than 50% of their eligible compensation, as defined in the Plan, and subject to certain limitations of the Internal Revenue Code of 1986, as amended (the "Code"), in 1% increments as designated by the participant. Each automatically enrolled participant contributes 3% of their eligible compensation. A salary reduction and contribution agreement may be entered into by each employee as the employee begins participation in the Plan, and may be amended by the participant at any time. Participants who have attained the age of 50 before the end of the year are eligible to make catch-up contributions.
For each calendar year, from January 1 through December 31 ("Plan Year"), the Company may make two contributions consisting of a Company Matching Contribution and an Annual Retirement Contribution, as defined by the Plan. The two Company contributions may be made to participants eligible to receive the Company contributions, if Company earnings are at least sufficient to pay dividends to stockholders, but in no event less than $0.33 1/3 per share of common stock. The Board may, in its sole discretion, elect to waive the Company earnings requirement. If the Company Matching Contribution is made, then each participant

Profit Sharing Plan for Employees of Trinity Industries, Inc. and
Certain Affiliates as Restated Effective January 1, 2016 (formerly the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2011)
Notes to Financial Statements (continued)

December 31, 2016

who has completed one year of service shall receive an amount equal to a percentage of that portion of such participant's contribution which does not exceed 6% of such participant's total eligible compensation for the year, as defined by the Plan, under the following schedule:

Years of Service as of the End of the Plan Year	Percentage of Company Matching Contribution

Less than 1 year	0%
1 but less than 2 years	25
2 but less than 3 years	30
3 but less than 4 years	35
4 but less than 5 years	40
5 or more years	50
The Company may contribute an Annual Retirement Contribution of up to 3% of the participating employees' 401(k) eligible compensation regardless of whether or not the employee contributes to the Plan. Eligible participants (as defined by the Plan) who are employed on December 31 of the Plan Year, may receive an Annual Retirement Contribution within the Plan in an amount equal to a percentage of such participant's compensation for such year based on such participant's years of service as follows:

Years of Service as of the End of the Plan Year	Percentage of Participant's Compensation

0	1.0%
1	1.2
2	1.4
3	1.6
4	1.8
5	2.0
6	2.2
7	2.4
8	2.6
9	2.8
10 or more	3.0
Company contributions are net of forfeitures, as defined by the Plan. Company contributions for a given Plan Year are deposited in the Plan no later than the date on which the Company files its federal income tax return for such year. For the 2016 Plan Year, the Company Matching Contribution was $6.6 million (net of $0.8 million of forfeitures) and the Annual Retirement Contribution was $8.0 million (net of $1.2 million of forfeitures).
Participant Accounts
Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants may direct daily the investment of participant and Company contributions among 14 registered investment companies, a common/collective trust fund, and a Company common stock fund. If a participant is automatically enrolled, their contributions are invested in the JP Morgan Smart Retirement Fund that most closely matches their estimated retirement age.
Benefits
Distribution of a participant's vested account balance is payable upon retirement at or after the age of 65, total disability, death, or termination of employment. Distribution is equal to the salary reduction contributions and related earnings, plus the vested portion of any Company contributions and related earnings.

Profit Sharing Plan for Employees of Trinity Industries, Inc. and
Certain Affiliates as Restated Effective January 1, 2016 (formerly the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2011)
Notes to Financial Statements (continued)

December 31, 2016

Withdrawals of up to 100% of the participant's contributions can be made only to meet immediate and heavy financial needs, as defined by the Plan, as long as the funds are not available for such needs from other sources. No hardship withdrawals are allowed against the earnings on participant contributions or against any Company contributions and related earnings. These restrictions are not applicable to Company Matching Contributions when the participant reaches the age of 59 1/2.
Upon request, distributions shall be made no earlier than the month that follows the last day of the month in which entitlement occurs. Distributions from the Company common stock accounts shall be made in cash unless otherwise designated by the participant.
Participant Loans
Loans may be made for a minimum of $1,000 up to a maximum of $50,000, not to exceed 50% of the participant's contribution balance and related earnings plus 50% of the vested portion of the Company Matching Contribution balance and related earnings. Loans are subject to rules and regulations established by the Committee, as defined by the Plan.
If a participant's employment is terminated, any outstanding loan balances must either be repaid immediately to the Plan or continue to be repaid to the Plan according to the original terms of the loan or they will be considered to be in default, in which case the unpaid loan balance will be treated as a distribution to the participant.
Vesting
The Company contributions and related earnings vest to participants depending upon the number of years of vesting service, as defined by the Plan, completed by such participant as follows:

Years of Service	Percentage Vested

Less than 1 year	0%
1 but less than 2 years	20
2 but less than 3 years	40
3 but less than 4 years	60
4 but less than 5 years	80
5 or more years	100
Participants are 100% vested in Company contributions and the allocated portion of related earnings upon their attainment of age 65, total and permanent disability or death, and are always 100% vested in participant contributions and the related earnings on such contributions.
Forfeitures
The amounts forfeited by participants who terminate employment prior to becoming fully vested are first used to reduce employer contributions. Any excess amounts may then be used to pay the Plan's share of allocable fees and other administrative expenses of the Plan.
Trinity Stock Fund
The Plan invests in common stock of the Company through the Trinity Stock Fund. The Trinity Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. The Company has implemented a dividend pass-through election for its participants.
The Plan limits the amount a participant can invest in the Trinity Stock Fund to encourage diversification of participants' accounts. Each payroll period, a participant can direct up to a maximum of 25% of their contributions in the Trinity Stock Fund. In addition, a participant may not transfer amounts from other investment funds into the Trinity Stock Fund to the extent the transfer would result in more than 25% of the participant's total account balance being invested in the Trinity Stock Fund.
Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee votes any unallocated shares in the same proportion as those shares

Profit Sharing Plan for Employees of Trinity Industries, Inc. and
Certain Affiliates as Restated Effective January 1, 2016 (formerly the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2011)
Notes to Financial Statements (continued)

December 31, 2016

that were allocated, unless the Committee directs the Trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.
Amendment or Termination of the Plan
The Company may amend the Plan at any time. However, no amendment, unless made to secure approval of the Internal Revenue Service (the "IRS") or other governmental agency, shall operate retroactively to reduce or divest the then-vested interest in the Plan of any participant, former participant, or beneficiary, or to reduce or divest any benefit payable under the Plan unless all participants, former participants, and beneficiaries then having vested interests or benefit payments affected thereby consent to such amendment.
Although it has not expressed any intent to do so, the Company may terminate the Plan at any time, subject to the provisions of ERISA. Upon complete or partial termination, the accounts of all participants affected thereby shall become 100% vested, and the Committee shall direct the Trustee to distribute the assets in the Plan, after receipt of any required approval by the IRS and payment of any expenses properly chargeable thereto, to participants, former participants, and beneficiaries in proportion to their respective account balances.

Profit Sharing Plan for Employees of Trinity Industries, Inc. and
Certain Affiliates as Restated Effective January 1, 2016 (formerly the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2011)
Notes to Financial Statements (continued)

December 31, 2016

2. Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting. Benefits paid to participants are recorded when paid.
Valuation of Investments
Investments in the Plan are valued at fair value. See Note 3 Fair Value Measurement for further discussion and disclosures related to fair value measurements.
Investments in registered investment companies are valued at published market prices. Investments in common/collective trust funds are valued at the net asset value per share as determined by the issuer based on the underlying fair value of its net assets. The Trinity Stock Fund invests primarily in Company common stock with a fractional amount invested in interest-bearing cash equivalents. Investments in common stock of the Company are stated at fair value based on quoted market prices.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported using average cost. Net appreciation or depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the IRS for the 2016 Plan Year are recorded as a liability with a corresponding reduction to contributions.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from these estimates.
Related-Party Transactions
Certain Plan investments in the registered investment companies and the interest-bearing cash equivalent portion of the Trinity Stock Fund were managed by Great West from January 1, 2016 through the Dissolution Date, and thereafter by the Trustee and therefore, these transactions qualified as party-in-interest transactions. Additionally, a portion of the Plan's assets is invested in the Company's common stock. Because the Company is the Plan Sponsor, transactions involving the Company's common stock qualify as party-in-interest transactions. Under ERISA, all of these transactions are exempt from the prohibited transaction rules.

Profit Sharing Plan for Employees of Trinity Industries, Inc. and
Certain Affiliates as Restated Effective January 1, 2016 (formerly the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2011)
Notes to Financial Statements (continued)

December 31, 2016

3. Fair Value Measurement
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for that asset or liability in an orderly transaction between market participants on the measurement date. An entity is required to establish a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair values are listed below:

•
Level 1 - This level is defined as quoted prices in active markets for identical assets or liabilities. As of December 31, 2016 and 2015, Level 1 assets held by the Plan include the Trinity Stock Fund and registered investment companies.

•
Level 2 - This level is defined as observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. There are no Level 2 assets held by the Plan.

•
Level 3 - This level is defined as unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. There are no Level 3 assets held by the Plan.

The following table sets forth, by level within the fair value hierarchy, the investments of the Plan and Assets of the Trinity Master Trust that are measured at fair value as of December 31, 2016 and 2015, respectively, with the exception of the common/collective trust fund measured at fair value using the net asset value ("NAV") practical expedient. The fair value for the common/collective trust fund is provided below to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

Profit Sharing Plan for Employees of Trinity Industries, Inc. and
Certain Affiliates as Restated Effective January 1, 2016 (formerly the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2011)
Notes to Financial Statements (continued)

December 31, 2016

	December 31, 2016
	Level 1	Common/collective trust fund value at NAV using the practical expedient	Total
	(in millions)

Trinity Stock Fund(a)	$27.3	$—	$27.3
Registered investment companies(b)	277.2	—	277.2
Common/collective trust fund(c)	—	42.4	42.4
Total investments at fair value	$304.5	$42.4	$346.9

	December 31, 2015
	Level 1	Common/collective trust fund value at NAV using the practical expedient	Total
	(in millions)

Trinity Stock Fund(a)	$23.9	$—	$23.9
Registered investment companies(b)	256.5	—	256.5
Common/collective trust fund(d)	—	38.9	38.9
Total Plan interest in Trinity Master Trust assets at fair value	$280.4	$38.9	$319.3

(a)
This category consists primarily of common stock of Trinity Industries, Inc. and is stated at fair value based on the quoted market price of the stock of the Company. There was an insignificant amount of cash equivalents included in the Trinity Stock Fund as of December 31, 2016, and 2015 . The Trinity Stock Fund currently determines fair value based on the quoted market price of the Company's common stock. There are currently no redemption restrictions on these investments.

(b)	There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the published market price per share.

(c)
This category consists of a common/collective trust fund comprised of shares in commingled funds that are not publicly traded. The underlying assets in these funds represent a widely diversified portfolio of large company stocks that are publicly traded on exchanges, and price quotes for the assets held by these funds are readily available. Participant-directed withdrawals may be made at any time without penalty, regardless of their frequency or amount. Participant-directed exchanges require participants to invest in a noncompeting fund for at least 90 days before transferring to a competing fund option (money market fund, a high quality bond fund with a duration of three years or less, other principal preservation funds, or a brokerage window). Any plan sponsor initiated withdrawals from the fund require a 12-month written notice of the intent to withdraw assets from the fund. The fair value of the investment in this category has been estimated using the net asset value per share.

(d)
This category consists of a common/collective trust fund comprised of shares in commingled funds that are not publicly traded. The underlying assets in these funds represent a widely diversified portfolio of large company stocks that are publicly traded on exchanges, and price quotes for the assets held by these funds are readily available. The fair value of the investment in this category has been estimated using the net asset value per share.

Profit Sharing Plan for Employees of Trinity Industries, Inc. and
Certain Affiliates as Restated Effective January 1, 2016 (formerly the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2011)
Notes to Financial Statements (continued)

December 31, 2016

4. Investments
At December 31, 2015, the Plan's interest in the net assets of the Trinity Master Trust was 100%. The Plan's assets were held in the Trinity Master Trust until the Dissolution Date at which time the assets of the Trinity Master Trust were transferred to the Plan. The fair value of the investments held by the Trinity Master Trust are as follows:

December 31, 2015
(in millions)

Trinity Stock Fund	$23.9
Registered investment companies	256.5
Common/collective trust fund	38.9
$319.3
The Plan's share of the net investment loss from January 1, 2016 through the Dissolution Date for each of the Trinity Master Trust accounts was 100%. The total net investment losses of the Trinity Master Trust through the Dissolution Date was $1.5 million, and consisted of net depreciation in fair value of investments of $2.9 million less interest and dividend income of $1.4 million.
The Plan provides for investments in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the accompanying statements of net assets available for benefits.

5. Income Tax Status
The Plan has received a determination letter from the IRS dated April 19, 2017, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.
Generally accepted accounting principles in the U.S. require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

Supplemental Schedule

Profit Sharing Plan for Employees of Trinity Industries, Inc. and
Certain Affiliates as Restated Effective January 1, 2016 (formerly the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2011)
EIN #75-0225040 Plan #029
Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)
December 31, 2016

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
				(in millions)

*	Notes Receivable from Participants	Participant loans - various maturities, interest rates from 3.25% to 10.50%		$14.7

	Common/Collective Trust Fund:
*	Wells Fargo Stable Return Fund N15	Common/Collective Trust Fund - 3,577,301 shares	**	$42.4
	Total Common/Collective Trust Fund			$42.4

	Registered Investment Companies:
	Fidelity Growth Company	Registered Investment Fund - 313,833 shares	**	$42.9
	JPMorgan Mid Cap Value-Select	Registered Investment Fund - 199,590 shares	**	7.2
	Vanguard Institutional Index I	Registered Investment Fund - 226,607 shares	**	46.2
	JPMorgan Diversified-Select	Registered Investment Fund - 427,618 shares	**	6.9
	JPMorgan Small Cap Growth-Select	Registered Investment Fund - 298,203 shares	**	4.0
	JPMorgan SmartRetirement - 2020 Select	Registered Investment Fund - 1,308,338 shares	**	23.7
	JPMorgan SmartRetirement - 2030 Select	Registered Investment Fund - 1,749,443 shares	**	32.9
	JPMorgan SmartRetirement - 2040 Select	Registered Investment Fund - 1,327,681 shares	**	25.7
	JPMorgan SmartRetirement - 2050 Select	Registered Investment Fund - 1,016,019 shares	**	18.6
	JPMorgan SmartRetirement Income-Select	Registered Investment Fund - 387,350 shares	**	6.7
	American Funds EuroPacific Growth-R4	Registered Investment Fund - 449,829 shares	**	19.9
	John Hancock Disciplined Value-R4	Registered Investment Fund - 434,784 shares	**	8.4
	Victory Integrity Small Cap Value-Y	Registered Investment Fund - 141,559 shares	**	5.5
	Prudential Total Return Bond-Q	Registered Investment Fund - 2,026,266 shares	**	28.6
	Total Registered Investment Companies			$277.2

	Common Stock:
*	Trinity Industries, Inc	Common Stock - 985,212 shares	**	$27.3
	Total Common Stock			$27.3

	Total Investments at Fair Value			$346.9

*Party-in-interest
**Cost information is not required for participant-directed investments and, therefore, is not included

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2016 (formerly the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2011).

/s/ Melendy E. Lovett
Melendy E. Lovett
Member, Retirement Plan Committee
May 31, 2017

/s/ William A. McWhirter II
William A. McWhirter II
Member, Retirement Plan Committee
May 31, 2017

/s/ Gail M. Peck
Gail M. Peck
Member, Retirement Plan Committee
May 31, 2017

/s/ James E. Perry
James E. Perry
Member, Retirement Plan Committee
May 31, 2017

INDEX TO EXHIBITS

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm